Ms. Cecilia Blye

Chief Officer of Global Security Rick

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

United States

26 May 2016

Dear Ms. Blye,

Re:	ARM Holdings plc Form 20-F for Fiscal Year Ended December 31, 2015 Filed February 18, 2016 File No. 0-29644

I am writing with respect to your letter to ARM Holdings plc dated May 18, 2016 regarding ARM Holding plc’s Form 20-F for the fiscal year ended December 31, 2015. Although your letter requested a response within ten business days, we request additional time to gather and verify the relevant information and prepare our response to the Staff’s comments. We expect to be able to provide you with our response by June 17, 2016 and accordingly respectfully request an extension to this date.

Please do not hesitate to contact me if you have any questions. My contact information is Chris.Kennedy@arm.com and +44 1628 427750.

Yours sincerely,

/s/ Chris Kennedy

Chris Kennedy

(Chief Financial Officer)

ARM Holdings plc

cc:	Daniel Leslie, Staff Attorney, Division of Corporation Finance

Amanda Ravitz, Assistant Director, Division of Corporation Finance

Reuven Young, Davis Polk & Wardwell

ARM Holdings plc • 110 Fulbourn Road • Cambridge • CB1 9NJ • UK

Tel: +44 1223 400400 • Fax: +44 1223 400410 • Web: www.arm.com

Registered in England & Wales 02548782